June 8, 2007

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re: EarthBlock Technologies, Inc.
Form 10-KSB/A for the
Fiscal Year Ended December 31, 2006
Filed May 9, 2007
Form 10-QSB for the
Quarterly Period Ended March 31, 2007
Filed May 14, 2007
File No. 000-31935

Dear Mr. O’Brien,

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated May 30, 2007 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filings. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section heading and numbering of our response corresponds to the section heading and numbering used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-QSB for the Quarterly Period Ended March 31, 2007
Report of Independent Certified Public Accountants, page 3

1.          Please request your independent registered public accountants revise their report to include a paragraph to discuss the audited financial statements that have been included in your Form 10-QSB as well as disclose that they issued an unqualified opinion on these audited financial statements.  In addition, please also request your independent registered public accountants to revise their report to cover the inception to date period as well.  Refer to paragraphs .38 and .39 of AU Section 722 for guidance.  Please include the revised report in an amendment to your March 31, 2007 Form 10-QSB.

Response:

The Company notes the Staff’s comment and our independent registered public accountants have revised their report and such report is included in our amended Form 10-QSB filed with the United States Securities and Exchange Commission.

Item 3.  Evaluation of Disclosure Controls and Procedures, page 20

2.          We note that your certifying officer disclose their conclusions as to the effectiveness of your disclosure controls and procedures “within 90 days of the filing date of this report.”  However, Item 307 of the Regulation S-K requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.”  Please amend your March 31, 2007 Form 10-QSB to revise your disclosure accordingly.

Response:

The Company notes the Staff’s comment and will include the disclosures required by Item 307 in the amended 10-QSB for the Quarterly Period Ended March 31, 2007 and all future annual and interim filings.

3.
Please revise your disclosure regarding changes to internal controls and procedures over financial reporting to state whether or not there were “any changes” that have materially affected, or are reasonably likely to materially affect, your internal controls and procedures over financial reporting.  Refer to Item 308(c) of Regulation S-B.  Please amend your March 31, 2007 Form 10-QSB accordingly.

Response:

The Company notes the Staff’s comment and will include the disclosure required by Item 308(c) in the amended 10-QSB for the Quarterly Period Ended March 31, 2007 and all future annual and interim filings.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (513) 533-1220.

Respectfully submitted,

By:	/s/ James E. Hines
James E. Hines
Chief Financial Officer